Exhibit 99.1
Media Relations Contacts
Lucas van Grinsven — Corporate Communications — +31 40 268 3949 — Veldhoven, the Netherlands
Ryan Young — Communication US — +1 480 383 4733 — Tempe, Arizona, USA
Investor Relations Contacts
Craig DeYoung — Investor Relations — +1 480 383 4005 — Tempe, Arizona, USA
Franki D’Hoore — Investor Relations — +31 40 268 6494 — Veldhoven, the Netherlands
Chip Makers Adopt ASML’s Holistic Lithography to Continue Moore’s Law
San Francisco, Calif., July 13, 2010 — ASML Holding NV (ASML) today at SEMICON West announces broad customer adoption of holistic lithography products which optimize semiconductor scanner performance and provide a faster start to chip production. 100% of ASML’s leading-edge scanners are now sold with one or more holistic lithography components. Semiconductor manufacturers face increasingly smaller margins of error as they shrink chip features. Holistic lithography provides a way to shrink within these margins to continue Moore’s Law.
Introduced a year ago at SEMICON West 2009 ASML’s holistic lithography suite of products enable continued shrink and provide customers with higher yield, sooner. Holistic lithography integrates computational lithography, wafer lithography and process control to optimize production tolerances and reduce “time to money” for chip makers. All of our customers have adopted multiple products from the holistic product portfolio into research & development (R&D) as well as volume manufacturing. Products like Source Mask Optimization (SMO), FlexRay, LithoTuner, Baseliner and YieldStar are in use worldwide.
ASML also offers holistic lithography as an integrated package called EclipseTM, which is tailored to a specific customer, node and application, and which enables chip makers to squeeze every last bit of performance out of the chip making process and to enter volume production at the earliest possible time. A significant number of ASML’s advanced customers have adopted an integrated Eclipse package.
“Most chip makers have found that for current and future process nodes, independent optimization of process steps is insufficient. The entire litho process must be integrated and co-optimized for the best performance. Eclipse extends the capabilities of their hardware and helps them to produce chips with smaller geometries,” said Bert Koek, senior vice president, applications product group at ASML. “With detailed knowledge of our scanner characteristics and interfaces we can work closely with our customers to integrate computational lithography solutions during R&D, and implement customized improvement targets during manufacturing.”
Customers who have adopted Eclipse are seeing the results. STMicroelectronics for example will incorporate Eclipse in conjunction with a TWINSCAN NXT:1950i scanner for their 28-nanometer (nm) node. The key deliverables of the package are on-product specifications for both overlay and critical dimension uniformity (CDU). The 28-nm Eclipse package for ST includes a full range of products from ASML, including scanner tuning products, immersion scanner application, stabilization and conditioning; and the ASML applications support to achieve the specified targets. Preparations for Eclipse at the next node have started with a feasibility study on 20-nm critical layer printing options.
“To optimize development cycle times and manufacturing solutions for 28-nm and beyond, ST is working closely with ASML to define targets, processes and design parameters,” said Joel Hartmann, Technology R&D Group VP and General Manager Advanced CMOS,

Derivatives and eNVM technology, STMicroelectronics, at Crolles, France. “ASML’s Eclipse packages include application products, custom project deliverables and application support that enable joint process optimization.”
About Holistic Lithography and Eclipse
The semiconductor industry is driven by shrink that reduces manufacturing cost and improves device performance. However, as semiconductor feature sizes shrink, so do process windows — the accuracy tolerances necessary to produce viable chips — imposing extremely tight requirements on parameters such as overlay and critical dimension uniformity (CDU). Independent optimization of separate parameters is no longer sufficient and holistic lithography intelligently integrates computational lithography, wafer lithography and process control.
During the chip design phase ASML’s holistic lithography uses actual scanner profiles and tuning capabilities to create a design with the maximum process window for a given node and application. Once in manufacturing, ASML holistic lithography optimizes a scanner for a specific pattern or reticle, and monitors and controls litho-cell overlay and CDU performance over time to continuously maintain the system centered in the process window. Integrated into the Eclipse suite of products are:
•	FlexRay uses a programmable array of thousands of individually adjustable micro-mirrors. It can create any pupil shape in a matter of minutes — eliminating the long cycle time associated with diffractive optical element (DOE) design and fabrication and thus accelerating ramp to yield for low k1 designs.

•	Tachyon SMO co-optimizes and analyzes scanner source and mask design simultaneously, ensuring an optimized process window from R&D through production while minimizing pitch and number of exposures per layer.

•	BaseLiner enables optimized process windows and higher yields by keeping scanner performance to a pre-defined baseline condition.

•	YieldStar offers a single sensor solution for CD, overlay and sidewall angle metrology resulting in high-speed, high precision and high-accuracy measurement.

•	LithoTuner optimizes the scanner in an application specific manner. By combining device pattern information and scanner specific characteristics, the optimum setting for maximum process window and flexibility will be determined.
About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML has more than 6,600 employees (expressed in full time equivalents), serving chip manufacturers in more than 60 locations in 15 countries. More information about Eclipse, including a new video is available on our website: www.asml.com